VIA EDGAR

July 19, 2010

Re:	MasterCard Incorporated
Preliminary Proxy Statement on Schedule 14A
Filed June 23, 2010
File No. 001-32877

David L. Orlic, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Orlic:

On behalf of MasterCard Incorporated (“MasterCard”), we hereby submit the following responses to your letter dated July 2, 2010 regarding the Securities and Exchange Commission Staff’s review of MasterCard’s Preliminary Proxy Statement on Schedule 14A, filed June 23, 2010.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the initial filing. The responses and information described below are based upon information provided to us by MasterCard.

Securities and Exchange Commission	July 19, 2010

Preliminary Proxy Statement on Schedule 14A

Proposal 1: Adopt the Company’s Amended and Restated Certificate of Incorporation, page 6

1.	It appears that you should present each of these charter document changes as a separate item to be voted upon, with corresponding changes to the form of proxy card. Please advise or revise your filing accordingly. See Rule 14a-4(a).

In response to the Staff’s comment, MasterCard has revised the proxy statement, so that the charter document changes in Proposal 1 are now presented as separate items to be voted upon by its stockholders, with corresponding changes to the form of proxy card.

2.	We note your statement that “[t]he following discussion does not purport to be complete and cover all aspects in which the Company’s governance would differ from the governance provisions currently in effect.” Please tell us whether your proxy statement discloses all material changes to your organizational documents. If it does not, please revise your filings accordingly.

MasterCard respectfully advises the Staff that the proxy statement discloses all material changes to its organizational documents.

Summary of Proposed Amendments to the Certificate of Incorporation, page 7

3.	Please revise your filing to expand your discussion of why you are taking each action. For example, it is unclear why you are seeking to remove the limitation prohibiting any person from beneficially owning more than 15% of the Class B common stock and to add a provision that allows a Member or Similar Person to hold shares of Class A Common Stock if such Member or Similar Person is the designated market maker on the NYSE for the Class A Common Stock. As another example, it is also unclear why you are deleting references to the non-voting advisor. See Item 19 of Schedule 14A.

MasterCard acknowledges the Staff’s comment and has revised the proxy statement to expand its discussion of why it is taking each action. Among other items, MasterCard has revised pages 7-8 and 14 and page 13 of the proxy statement to clarify why it is (1) seeking to remove the limitation prohibiting any person from beneficially owning more than 15% of the Class B Common Stock, (2) adding a provision that allows a Member or Similar Person to hold shares of Class A Common Stock if such Member or Similar Person is the designated market maker on the NYSE for the Class A Common Stock and (3) deleting references to the non-voting advisor.

******************

Securities and Exchange Commission	July 19, 2010

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Michael F. Johnson, Esq.

MasterCard Incorporated

Noah J. Hanft, Esq.

Bart S. Goldstein, Esq.